UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         No    X

1Q25 E arnings April 29, 2025 BBVA

1Q25 Earnings 2 Disclaimer This document is only provided for information purposes and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer. This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets). Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance. The information contained in this document reflects our current expectations and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; (2) regulatory and oversight factors, political and governmental guidelines, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes; (6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; and (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-looking statements. Recipients of this document are cautioned not to place undue reliance on such forward-looking statements. Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. BBVA

1Q25 Earnings 3 TBV + DIVIDENDS (€ / SHARE1) Outstanding value creation and profitability metrics 8.62 Mar-24 Dec-24 Mar-25 9.53 9.84 0.702 0.292 9.24 9.14 +3.3% +14.1% TBV / share Dividends / share (1) Total number of shares considered: 5,751m as of March ‘24, 5,757m as of December’24 and 5,751m as of March‘25. (2) Gross dividend per share paid in April 2025 of 0.41 € and in October 2024 of 0.29 €. PROFITABILITY METRICS (%) ROE 3M24 2024 3M25 ROTE 19.3 20.2 17.7 19.7 16.9 18.9

1Q25 Earnings 4 Excellent quarter in profit and capital generation (1) EPS calculated according to IAS33. NET ATTRIBUTABLE PROFIT (CURRENT €M) 1Q24 4Q24 1Q25 EPS (€)1 0.36 0.40 0.45 +22.7% +10.9% CET1 RATIO (%) Mar-25 SREP Requirement 9.13% Target Range 11.5%-12.0% 13.09% Dec-24 12.88% +21 bps Note: 1Q24 includes annual Spanish banking tax of -285 €M. 1Q25 includes Spanish banking tax quarterly accrual of -85 €M. 2,200 2,433 2,698

1Q25 Earnings 5

1Q25 key messages

1	**STRONG NET INTEREST INCOME GROWTH** DRIVEN BY ACTIVITY	NET INTEREST INCOME +8.5% vs. 1Q24 CONSTANT	TOTAL LOAN GROWTH[1] +15.1% vs. MAR 2024 CONSTANT
2	**EXCELLENT FEE INCOME** EVOLUTION	NET FEES AND COMMISSIONS +19% vs. 1Q24 CONSTANT	
3	**LEADING AND IMPROVING EFFICIENCY** WITH POSITIVE JAWS	EFFICIENCY RATIO 38.2% 3M25	
4	**POSITIVE ASSET QUALITY,** AHEAD OF EXPECTATIONS	COST OF RISK 1.30% 3M25	
5	**ROBUST CAPITAL POSITION** ABOVE OUR TARGET	CET1 RATIO 13.09% vs. 11.5%-12% TARGET RANGE	
6	**CONTINUED OUTSTANDING GROWTH** OF THE FRANCHISE	NEW CUSTOMERS 2.9 MILLION IN 3M25	SUSTAINABLE BUSINESS €29 BILLION IN 3M25

(1) Performing loans under management excluding repos.

1Q25 Earnings 6 Change Change 1Q25/1Q24 1Q25/4Q24 BBVA Group 1Q25 % const. % % const. % Net Interest Income 6,398 8 -2 2 0 Net Fees and Commissions 2,060 19 9 -3 -8 Net Trading Income 948 40 23 2 -4 Other Income & Expenses -82 n.s. n.s. n.s. n.s. Gross Income 9,324 28 13 4 0 Operating Expenses -3,562 14 5 -8 -11 Operating Income 5,762 39 19 13 8 Impairment on Financial Assets -1,385 12 2 -4 -6 Provisions and Other Gains and Losses -29 93 68 -69 -68 Income Before Tax 4,348 50 26 22 16 Income Tax -1,466 48 27 32 25 Non-controlling Interest -184 181 73 38 19 Net Attributable Profit 2,698 46 23 17 11 1Q25 Profit & Loss BBVA GROUP (€M) Note: 1Q24 Other Income and Expenses heading includes the annual Spanish banking tax of -285 €M. In 1Q25 Spanish banking tax quarterly accrual of -85 €M is included in Income Tax heading.

1Q25 Earnings 7 NET INTEREST INCOME (CONSTANT €M) NET FEES AND COMMISSIONS (CONSTANT €M) NET TRADING INCOME (CONSTANT €M) GROSS INCOME (CONSTANT €M) NII growth driven by superb activity and good price management in a lower interest rate environment Excellent YoY evolution levered on payments and asset management (AM) with quarterly evolution impacted by seasonal AM success fees in 4Q24 in Spain NTI driven by positive dynamism in Global Markets Solid gross income growth mainly due to positive core revenues and lower hyperinflation impacts 1Q24 2Q24 3Q24 4Q24 1Q25 1Q24 2Q24 3Q24 4Q24 1Q25 1Q24 2Q24 3Q24 4Q24 1Q25 1Q24 2Q24 3Q24 4Q24 1Q25 +8.5% +19.3% +40.1% +28.2% 1 Remarkable core revenues growth trend +1.7% -2.7% +2.4% +3.9% (1) 23% growth excluding Spanish banking tax. Note: 1Q24 Other Income and Expenses heading includes the annual Spanish banking tax of -285 €M. In 1Q25 Spanish banking tax quarterly accrual of -85 €M is included in Income Tax heading. 5,897 5,967 5,961 6,293 6,398 676 1,056 1,084 925 948 7,276 8,453 8,909 8,972 9,324 1,727 1,803 1,948 2,116 2,060

1Q25 Earnings 8

Activity growth in Spain and Mexico accelerates providing resilience for the future

TOTAL LOAN GROWTH
(YOY, CONSTANT €)

BBVA GROUP


8.8%
10.1%
10.7%
13.9%
15.1%
Mar'24
Jun'24
Sep'24
Dec'24
Mar'25

SPAIN

TOTAL LOAN GROWTH
(YOY, CURRENT €)


0.8%
2.4%
1.5%
4.1%
6.6%
Mar'24
Jun'24
Sep'24
Dec'24
Mar'25

KEY SEGMENTS
(YOY MAR'25, CURRENT €)


+7.5%
+8.5%
Consumer + Credit Cards
Enterprises

MEXICO

TOTAL LOAN GROWTH
(YOY, CONSTANT €)


8.8%
12.6%
12.3%
15.8%
17.2%
Mar'24
Jun'24
Sep'24
Dec'24
Mar'25

KEY SEGMENTS
(YOY MAR'25, CONSTANT €)


+15.3%
+25.2%
Consumer + Credit Cards
Enterprises

Note: Enterprises in Spain includes 'Very Small Businesses', 'Mid-size Companies' and 'Corporates + CIB' segments. In Mexico it includes 'SMEs' and 'Other Commercial segments'.

1Q25 Earnings 9 Room for healthy growth in our diversified footprint COUNTRIES LEVERAGE (DOMESTIC CREDIT TO PRIVATE SECTOR OVER GDP, %) DEVELOPED COUNTRIES EMERGING COUNTRIES Source: World Bank. Figures as of 2023, except Peru as of 2022 and India as of 2021. JAP CHN CHI BRA IND PER USA UK TUR ARG AUS FRA EURO AREA SPA GER ITA COL MEX 196 192 127 119 113 80 78 63 195 109 72 50 50 46 42 33 15

1Q25 Earnings 10 Continuous core revenue growth supported by activity acceleration despite lower rates NET INTEREST INCOME (YOY, €M) CORE REVENUES (YOY, €M) NET FEES (YOY, €M) 3M24 3M25 3M24 3M25 +1.2% Note: Mexico in constant euros. +7.6% 3M24 3M25 3M24 3M25 +6.8% +5.8% SPAIN MEXICO +2.7% +7.3% 3M24 3M25 3M24 3M25 2,139 2,196 1,587 1,6047 55, 590 3,123 3,349 2,572 2,767 551 583

1Q25 Earnings 11 Positive jaws and further improving industry-leading efficiency 3M24 3M25 +28.2% +14.2% Operating Expenses Gross Income POSITIVE JAWS (3M25 YOY, CONSTANT €) EFFICIENCY RATIO (COST-TO-INCOME, % CONSTANT €) (1) Weighted by operating expenses and excluding Venezuela. 38.2 -469 bps FOOTPRINT INFLATION1 16.7% 12M AVERAGE 42.9

1Q25 Earnings 12 COST OF RISK (%, YTD) NPL & COVERAGE RATIOS (%) COVERAGE NPL Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Positive asset quality evolution, ahead of expectations so far 1Q24 2Q24 3Q24 4Q24 1Q25 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 3M24 6M24 9M24 12M24 3M25 FINANCIAL ASSETS IMPAIRMENTS (CONSTANT €M) NPL (CURRENT €BN) 1,238 1,350 1,429 1,444 1,385 15.7 15.4 15.3 14.8 14.3 1.39% 1.42% 1.43%$ 1.30% 76% 75% 80% 82% 3.4% 3.3% 3.0% 2.9%

1Q25 Earnings 13 CET1 RATIO (%, BPS) Robust capital position above our target, with strong quarterly improvement (1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. Target Range 11.5%-12.0% Results Dividend accrual & AT1 coupons RWAs (constant €) Others1 Mar -25 13.09% -37 bps -30 bps 12.88% +68 bps Dec -24 SREP Requirement 9.13% +20 bps +21 bps

1Q25 Earnings 14 Record customer acquisition driven by digital NEW CUSTOMERS1 (BBVA GROUP, MILLION; % ACQUISITION THROUGH DIGITAL CHANNELS) (1) Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes. (2)Total active clients as of end of Mar’20 and Mar’25. TOTAL DIGITAL DIGITAL 66% 24% 3M20 3M21 3M22 3M23 3M24 3M25 ACTIVE CLIENTS2 56.1 M 78.1 M 1.9 2.0 2.6 2.8 2.9

1Q25 Earnings 15 SUSTAINABLE BUSINESS (CHANNELING, € BILLION) Sustainability as a business opportunity and a growth driver 3M24 3M25 10.2 6.8 1.5 15.2 10.8 2.8 Retail Enterprises CIB +85% +58% +49% 29 BY CUSTOMER SEGMENT (€ BN) YoY 19 +55% Note: Sustainable business channeling is considered to be any mobilization of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable or promoting sustainability in accordance with internal standards and market standards, existing regulations and best practices. The foregoing is understood without prejudice to the fact that said mobilization, both at an initial stage or at a later time, may not be registered on the balance sheet. To determine the financial flows channeled to sustainable business, internal criteria is used based on both internal and external information. Figures exclude BBVA Asset Management and Fundacion Microfinanzas BBVA activity. NEW SUSTAINABLE BUSINESS TARGET €700Bn €304Bn SUSTAINABLE BUSINESS 2029 2028 2027 2026 2025 2024 2023 2022 2021 2020 2019 2018

1Q25 Earnings 16 Business Areas SPAIN MEXICO TURKEY SOUTH AMERICA

1Q25 Earnings 17

Spain

PROFIT & LOSS (€M)

	1Q25	Δ (%) vs. 1Q24	Δ (%) vs. 4Q24
Net Interest Income	1,607	1.2	1.0
Net Fees and Commissions	590	6.8	-3.0
Net Trading Income	248	16.7	100.1
Other Income & Expenses	89	n.s.	59.2
Gross Income	**2,533**	**18.2**	**6.5**
Operating Expenses	-816	-0.1	-8.0
Operating Income	**1,717**	**29.5**	**15.2**
Impairment on Financial Assets	-139	-15.7	-22.2
Provisions and Other Gains and Losses	-26	-16.8	-57.7
Income Before Tax	**1,553**	**37.4**	**24.0**
Income Tax	-528	26.4	55.1
Net Attributable Profit (reported)	**1,024**	**43.8**	**12.4**

ACTIVITY (MAR-25)


€Bn
181.9
YoY
+6.6%
Mortgages 67.1 +1.7%
Consumer + Credit Cards 18.9 +7.5%
Very small businesses 15.7 +3.5%
Mid-size companies 25.4 +10.0%
Corporate + CIB 28.6 +10.2%
Public sector 15.4 +9.0%
Others 10.8 +23.0%
Lending[1]
€Bn
327.7
YoY
+3.5%
Demand Deposits 186.9 +1.9%
Time Deposits 30.2 -6.8%
Off-BS Funds 110.5 +9.8%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans 4.35 4.13 3.85
Customer spread 3.44 3.30 3.19
Cost of deposits 0.91 0.83 0.66
1Q24 4Q24 1Q25

ASSET QUALITY RATIOS (%)


Coverage 55 59 61
NPL Ratio 4.11 3.73 3.51
CoR (YtD) 0.38 0.38 0.30
1Q24 4Q24 1Q25

- **Loan growth accelerates** (+2.9% QoQ) driven by a strong performance across the board.
- **NII expanded in the quarter** despite lower rates (+1.0% QoQ).
- **Sound Fees,** with positive behavior in all headings. QoQ evolution explained by seasonal asset management success fees recorded in 4Q24.
- **Best in class efficiency** at 32.2%.
- **Continued improvement of risk metrics.** CoR at 30 bps ahead of expectations.

1Q25 Earnings 18

Mexico

PROFIT & LOSS (CONSTANT €M)

	1Q25	Δ Constant (%) vs. 1Q24	Δ Constant (%) vs. 4Q24	Δ Current (%) vs. 1Q24
Net Interest Income	2,767	7.6	-1.0	-7.7
Net Fees and Commissions	583	5.8	-2.3	-9.2
Net Trading Income	220	20.4	34.6	3.3
Other Income & Expenses	135	39.2	-5.8	19.4
Gross Income	**3,705**	**8.9**	**0.1**	**-6.6**
Operating Expenses	-1,144	11.7	-1.6	-4.2
Operating Income	**2,561**	**7.7**	**0.9**	**-7.7**
Impairment on Financial Assets	-696	7.8	-6.5	-7.5
Provisions and Other Gains and Losses	-14	35.8	-52.7	16.5
Income Before Tax	**1,852**	**7.4**	**4.9**	**-7.8**
Income Tax	-520	6.7	3.3	-8.5
Net Attributable Profit (reported)	**1,332**	**7.8**	**5.6**	**-7.6**

ACTIVITY (MAR-25)


(CONSTANT €)
€Bn
YoY
88.5
+17.2%
Mortgages
16.6
+8.9%
Consumer
13.7
+16.2%
Credit Cards
8.9
+13.8%
SMEs
6.5
+22.6%
Other Commercial
36.2
+25.8%
Public sector
6.6
+0.5%
Lending1
€Bn
YoY
143.3
+15.8%
Demand Deposits
72.5
+15.8%
Time Deposits
12.1
+5.6%
Off-BS Funds
58.7
+18.1%
Cust.Funds1

(1) Performing loans and Cust.Funds under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
14.56
14.02
13.67
Customer spread
11.70
11.39
11.00
Cost of deposits
2.85
2.63
2.68
1Q24
4Q24
1Q25

ASSET QUALITY RATIOS (%)


Coverage
119
121
129
NPL Ratio
2.68
2.67
2.41
CoR (YtD)
3.27
3.39
3.05
1Q24
4Q24
1Q25

- **Strong lending growth** (+1.8% QoQ). Solid demand for credit both in retail and commercial.
- **Sound core revenues** (+7.3% YoY). **NII growth**, driven by **activity** and a disciplined pricing strategy.
- Superior **Efficiency at 30.9%.**
- **Better than expected asset quality metrics**, supported by good dynamics in retail portfolios. **CoR at 305 bps.**
- **Exceptional NAP** of €1,332 Mn, growing c.8% YoY.

1Q25 Earnings 19

Turkey

PROFIT & LOSS (CURRENT €M)

	1Q25	Δ Current (%) vs 1Q24	Δ Current (%) vs 4Q24
Net Interest Income	701	152.7	23.8
Net Fees and Commissions	549	29.9	-22.3
Net Trading Income	124	-60.9	-59.9
Other Income & Expenses	-107	-9.8	-48.3
Of which:			
Net Monetary Position (NMP) loss	-348	-36.7	4.5
CPI linkers revenues	311	-29.2	24.9
Gross Income	**1,267**	**41.2**	**-7.8**
Operating Expenses	-577	29.8	-21.1
Operating Income	**690**	**52.4**	**7.2**
Impairment on Financial Assets	-234	211.6	21.2
Provisions and Other Gains and Losses	-2	n.s.	-103.7
Income Before Tax	**453**	**9.7**	**-12.4**
Income Tax	-265	8.6	-13.2
Non-controlling Interest	-31	18.0	-12.6
Net Attributable Profit (reported)	**158**	**9.9**	**-10.9**

ACTIVITY (MAR-25) (CONSTANT €; BANK ONLY)


€Bn
39.4
YoY[1]
FC
10.9 +19.6%
+38.7%
TL
Commercial
9.5 +15.7%
Retail
19.0 +54.0%
Lending[2]
€Bn
51.5
YoY[1]
+8.3%
FC
Time
3.9 +118.2%
Demand
14.3 -4.6%
TL
+59.5%
Time
27.1 +60.3%
Demand
6.2 +55.9%
Cust.Funds[2]

(1) FC (foreign currency) evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

- **TL loan growth in line with annual inflation.** FC loan increase focused on export loans.
- **NII** supported by **TL customer spread improvement** (+0.9 pp QoQ), driven by lower cost of TL deposits.
- **Strong performance in fees**, mainly from payments. Increasing asset management and insurance fees.
- **CoR at 189 bps in line with our guidance,** where retail portfolio concentrate the requirements.

KEY RATIOS

CUSTOMER SPREAD (%)


FC
9.28
8.29
7.85
TL
-0.74
0.55
1.46
1Q24
4Q24
1Q25

ASSET QUALITY RATIOS (%)


Coverage
96
96
93
NPL Ratio
3.43
3.11
3.18
CoR (YtD)
0.77
1.27
1.89
1Q24
4Q24
1Q25

Note: Inflation rate: 10.1% in 1Q25 (vs 6.3% in 4Q24). Annual inflation down to 38.1% YoY in 1Q25 (vs 44.4% 2024)

1Q25 Earnings 20

South America

NET ATTRIBUTABLE PROFIT (CURRENT €M)

	1Q25	Δ Current (%) vs. 1Q24	Δ Current (%) vs. 4Q24
Colombia	33	67.5	n.s.
Peru	84	98.0	55.4
Argentina	50	46.7	14.1
Other [1]	51	122.3	70.3
South America	**218**	**82.9**	**33.4**

(1) Other includes BBVA Forum (Chile), Venezuela and Uruguay.

ACTIVITY (MAR-25)


(CONSTANT €)
€Bn
47.4
YoY
+16.9%
Colombia
16.1
+2.1%
Peru
18.7
+3.0%
Argentina
7.8
+241.7%
Other
4.8
+10.6%
Lending[1]
€Bn
58.9
YoY
+24.0%
Colombia
20.0
+4.2%
Peru
22.2
+14.9%
Argentina
12.5
+133.1%
Other
4.1
+15.9%
Cust.Funds[1]

(1) Performing loans and Cust.Funds under management, excluding repos.

KEY RATIOS


CUSTOMER SPREAD (%)
COST OF RISK (YTD, %)
5.10
5.55
5.31
2.85
2.83
2.56
7.18
6.96
7.24
3.40
2.83
1.40
34.13
17.01
17.13
4.57
4.48
4.30
1Q24
4Q24
1Q25
1Q24
4Q24
1Q25

- **Colombia: NAP increase,** driven by **NII, lower costs and better asset quality metrics.**
- **Peru: NAP growth** supported by higher gross income and lower impairments. **Continued improvement in risk metrics.**
- **Argentina: NAP at 50 Mn€** explained by **core revenues increase,** -driven by greater activity-, and a **lower hyperinflation adjustment,** partially offset by higher impairments.

Note: Inflation rate ARG: 68% 1Q25 vs 56% 1Q24.

1Q25 Earnings 21 Takeaways Another excellent quarter in profit and capital generation Industry leading efficiency levels with clear focus on costs Continued growth of the underlying franchise with record new customer additions Outstanding shareholder value creation and profitability metrics Diversified model with leading franchises in attractive markets Remarkable core revenues evolution on the back of activity growth

1Q25 Earnings 22 Net Attributable Profit evolution Gross Income breakdown ALCO portfolio, NII sensitivity and LCRs & NSFRs P&L Accounts by business unit Customer spread by country Stages breakdown by business area CET1 Sensitivity to market impacts RWAs by business area Book Value of the main subsidiaries TBV per share & dividends evolution MREL Digital metrics 01 02 03 04 05 06 07 09 10 11 12 08 Annex

1Q25 Earnings 23 Net Attributable Profit evolution

1Q25 Earnings 24 1Q24 Spain Mexico Turkey South America Rest of Business Corporate Center 1Q25 NET ATTRIBUTABLE PROFIT (BUSINESS AREAS CONTRIBUTION TO 1Q25 YOY GROWTH; CURRENT €M) NAP 1Q25 (€M) NAP growth (YoY) 1,024 1,332 158 218 173 -208 +44% -8% +10% +83% +42% -39% Business Areas Contribution to Group’s NAP 1Q25 YoY growth +23% 2,200 312 -109 14 99 51 131 2,698

1Q25 Earnings 25 Gross Income breakdown

1Q25 Earnings 26 1Q25 (€M, %) Note: Figures exclude Corporate Center. Spain 2,533€M Turkey 1,267 €M Mexico 3,705 €M South America 1,438 €M Rest of business 437 €M 5% 27% 39% 14% 15% Gross Income breakdown

1Q25 Earnings 27 P&L Accounts by business unit Rest of Business Corporate Center Turkey (hyperinflation adjustment) Argentina (including hyperinflation adjustment) Colombia Peru

1Q25 Earnings 28 ” (%) 1Q25 vs 1Q24 vs 4Q24 Net Interest Income 191 21.8 -12.7 Net Fees and Commissions 137 56.0 25.5 Net Trading Income 107 14.1 27.3 Other Income & Expenses 1 76.8 -45.8 Gross Income 437 28.6 5.3 Operating Expenses -200 25.3 -18.1 Operating Income 236 31.6 38.9 Impairment on Financial Assets -19 17.9 -44.7 Provisions and Other Gains and Losses 3 n.s. n.s. Income Before Tax 220 35.6 72.5 Income Tax -47 16.8 80.5 Net Attributable Profit 173 41.8 70.5 Rest of Business—Profit & Loss PROFIT & LOSS (€M)

1Q25 Earnings 29 ” (%) 1Q25 vs 1Q24 vs 4Q24 Net Interest Income -99 55.0 -43.4 Net Fees and Commissions -26 133.0 159.0 Net Trading Income 61 n.s. 10.7 Other Income & Expenses 8 55.5 -82.4 Gross Income -55 -83.1 -34.0 Operating Expenses -190 13.3 -12.5 Operating Income -245 -50.6 -18.5 Impairment on Financial Assets -1 n.s. n.s. Provisions and Other Gains and Losses 4 -90.1 -27.2 Income Before Tax -242 -47.2 -17.5 Income Tax 41 -67.1 -67.5 Non-controlling Interest -6 39.2 -17.4 Net Attributable Profit -208 -38.7 18.4 PROFIT & LOSS (€M) Corporate Center—Profit & Loss

1Q25 Earnings 30 (1) 1Q25 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average. PROFIT & LOSS (€M) Turkey—hyperinflation adjustment 1Q25 Hyperinflation adjustment (2) 1Q25 (reported) (1) Ex.Hyperinflation Net Interest Income 701 -31 732 Net Fees and Commissions 549 -26 576 Net Trading Income 124 2 121 Other Income & Expenses -107 -467 359 Gross Income 1,267 -522 1,789 Operating Expenses -577 -1 -576 Operating Income 690 -523 1,213 Impairment on Financial Assets -234 9 -244 Provisions and Other Gains and Losses -2 -8 5 Income Before Tax 453 -521 974 Income Tax -265 23 -288 Non-controlling Interest -31 70 -101 Net Attributable Profit 158 -428 586

1Q25 Earnings 31 PROFIT & LOSS (€M) Argentina—Profit & Loss, hyperinflation adjustment 1Q25 Hyperinflation adjustment (2) 1Q25 (reported) (1) Ex.Hyperinflation Net Interest Income 456 -9 465 Net Fees and Commissions 89 -2 91 Net Trading Income 101 19 83 Other Income & Expenses -186 -115 -71 Gross Income 460 -108 568 Operating Expenses -240 -5 -235 Operating Income 220 -113 333 Impairment on Financial Assets -94 1 -94 Provisions and Other Gains and Losses -6 0 -6 Income Before Tax 121 -113 233 Income Tax -43 36 -79 Non-controlling Interest -28 26 -53 Net Attributable Profit 50 -51 101 (1) 1Q25 reported figures calculated according to end of period FX. (2) Mainly includes: (i) the Net Monetary Position (NMP) loss in the Other Income heading (ii) re-expression of all P&L headings according to the inflation rate until end of period, (iii) amortization expenses after the non monetary assets revaluation, (iv) impact of applying the conversion exchange rate fixing instead of average.

1Q25 Earnings 32 ” (%) 1Q25 vs 1Q24 vs 4Q24 Net Interest Income 235 1.1 -2.6 Net Fees and Commissions 26 -4.0 -7.0 Net Trading Income 27 12.2 71.7 Other Income & Expenses -6 221.0 135.1 Gross Income 282 0.0 -0.2 Operating Expenses -129 -8.2 -12.3 Operating Income 152 8.3 13.1 Impairment on Financial Assets -109 -11.3 -9.7 Provisions and Other Gains and Losses 0 -80.7 -96.1 Income Before Tax 43 159.8 n.s. Income Tax -10 n.s. 39.7 Non-controlling Interest 0 n.s. n.s. Net Attributable Profit 33 73.7 n.s. PROFIT & LOSS (€M CONSTANT) Colombia—Profit & Loss

1Q25 Earnings 33 ” (%) 1Q25 vs 1Q24 vs 4Q24 Net Interest Income 372 0.8 0.5 Net Fees and Commissions 82 -1.1 6.9 Net Trading Income 52 30.7 19.3 Other Income & Expenses -8 -23.2 12.9 Gross Income 498 3.5 3.1 Operating Expenses -190 4.3 0.6 Operating Income 307 3.0 4.7 Impairment on Financial Assets -69 -57.8 -47.1 Provisions and Other Gains and Losses 15 n.s. n.s. Income Before Tax 253 99.7 66.5 Income Tax -74 142.8 120.6 Non-controlling Interest -95 83.8 51.4 Net Attributable Profit 84 88.8 51.2 PROFIT & LOSS (€M CONSTANT) Peru—Profit & Loss

1Q25 Earnings 34 Customer Spread by country

1Q25 Earnings 35 1Q24 2Q24 3Q24 4Q24 1Q25 Spain 3.44% 3.44% 3.39% 3.30% 3.19% Yield on Loans 4.35% 4.30% 4.25% 4.13% 3.85% Cost of Deposits -0.91% -0.87% -0.86% -0.83% -0.66% Mexico MXN 12.47% 12.41% 12.48% 12.33% 12.00% Yield on Loans 15.62% 15.44% 15.50% 15.23% 14.99% Cost of Deposits -3.15% -3.03% -3.02% -2.90% -2.99% Mexico FC1 6.44% 6.48% 6.12% 5.88% 5.44% Yield on Loans 7.19% 7.24% 7.22% 6.93% 6.23% Cost of Deposits -0.74% -0.76% -1.10% -1.04% -0.79% 1Q24 2Q24 3Q24 4Q24 1Q25 Turkey TL -0.74% -0.02% -0.33% 0.55% 1.46% Yield on Loans 33.02% 36.86% 38.47% 38.20% 37.76% Cost of Deposits -33.76% -36.88% -38.80% -37.64% -36.30% Turkey FC1 9.28% 9.16% 8.84% 8.29% 7.85% Yield on Loans 9.44% 9.32% 9.00% 8.44% 8.13% Cost of Deposits -0.16% -0.16% -0.16% -0.15% -0.28% Argentina 34.13% 30.56% 18.35% 17.01% 17.13% Yield on Loans 74.90% 52.35% 35.14% 32.05% 29.96% Cost of Deposits -40.77% -21.79% -16.80% -15.04% -12.82% Colombia 5.10% 5.39% 5.42% 5.55% 5.31% Yield on Loans 13.75% 13.40% 12.99% 12.52% 12.25% Cost of Deposits -8.65% -8.01% -7.57% -6.97% -6.93% Peru 7.18% 7.19% 6.98% 6.96% 7.24% Yield on Loans 9.52% 9.33% 9.23% 9.09% 9.04% Cost of Deposits -2.34% -2.14% -2.25% -2.14% -1.80% (1) FC: Foreign Currency. AVERAGE Customer spreads: quarterly evolution

1Q25 Earnings 36 Stages breakdown by business areas

1Q25 Earnings 37 BBVA GROUP Gross Exposure Accumulated impairments SPAIN Gross Exposure Accumulated impairments MEXICO Gross Exposure Accumulated impairments Stage 1 447,804 2,409 Stage 1 190,175 504 Stage 1 85,764 1,193 Stage 2 32,629 1,942 Stage 2 15,040 570 Stage 2 5,783 612 Stage 3 14,296 7,326 Stage 3 7,467 3,450 Stage 3 2,264 1,115 TURKEY Gross Exposure Accumulated impairments SOUTH AMERICA Gross Exposure Accumulated impairments Stage 1 56,991 269 Stage 1 46,494 390 Stage 2 5,879 403 Stage 2 4,490 292 Stage 3 2,066 1,253 Stage 3 2,296 1,388 COLOMBIA Gross Exposure Accumulated impairments PERU Gross Exposure Accumulated impairments ARGENTINA Gross Exposure Accumulated impairments Stage 1 15,229 100 Stage 1 19,185 200 Stage 1 7,428 55 Stage 2 1,355 100 Stage 2 2,329 137 Stage 2 474 32 Stage 3 922 570 Stage 3 1,052 621 Stage 3 140 98 CREDIT RISK BUSINESS BREAKDOWN BY AREA (MAR-25, € M) Stages breakdown by business areas

1Q25 Earnings 38 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

1Q25 Earnings 39 ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) Amort Cost (HTC) Fair Value (HTC&S) Mar-25 (€BN) (€BN) (duration incl. hedges) South America 0.3 6.8 1.5 years Turkey 6.2 3.3 4.4 years Mexico 4.1 11.4 2.9 years Euro 41.1 9.4 3.7 years Spain 31.3 3.4 Italy 2.9 4.1 Rest 6.9 1.9 (1) Figures exclude SAREB senior bonds (€3.8bn as of Mar-24 and Dec’24, €3.6bn as of Mar-25) EURO ALCO PORTFOLIO MATURITY PROFILE (€ BN) EURO ALCO YIELD (Mar-25, %) ALCO Portfolio 3.1% (1)

1Q25 Earnings 40 Note: NII sensitivities to parallel interest rates movements as of Mar’25 for Euro balance sheet and Feb’25 for Mexico, using our dynamic internal model. Mexico NII sensitivity for +/-100 bps breakdown: MXN sensitivity c.+/-1.4%; USD sensitivity +/-1.0%. ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (TO +/-100 BPS INTEREST RATES MOVEMENT, %) EURO BALANCE SHEET MEXICO + -4% + -2.4% NII sensitivity to interest rates movements

1Q25 Earnings 41 (1) Using a more restrictive criterion on this ratio (limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100%), the resulting consolidated ratio reaches 138%. (2) Bank-only. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries BBVA GROUP AND SUBSIDIARIES LCR & NSFR (MAR-25) Total Group 165% / 138%1 LCR NSFR 127% BBVA, S.A. Mexico Turkey S. America 168% 119% 162% 132% 131% 157% All countries >100% >100% Liquidity and funding ratios 91% Loan To Deposit 102% 94% 76% 2

1Q25 Earnings 42 CET1 Sensitivity to market impacts

1Q25 Earnings 43 TO A 10% CURRENCY DEPRECIATION2 (MAR-25) TO A 10% DECLINE IN TELEFONICA’S SHARE PRICE (MAR-25) TO +100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND (MAR-25) (1) CET1 sensitivity considering the FL capital ratio as of March 31st, 2025 (2) This sensitivity does not include the cost of capital hedges, which are currently estimated at 2 bps per quarter for MXN and 2 bps per quarter for TRY. MXN -9bps TRY -4bps USD +17bps CET1 Sensitivity to Market Impacts1 -2 bps -9 bps TO +100 BPS MOVEMENT IN THE MEXICAN SOVEREIGN BOND (MAR-25) -6 bps

1Q25 Earnings 44 Evolution of RWAs by business area

1Q25 Earnings 45 Fully-Loaded RWAs ” (%) Breakdown by business area (€M) Mar-24 Dec-24 Mar-25 vs. Mar-24 vs. Dec-24 Spain 119,976 120,661 121,219 1.0% 0.5% Mexico 97,517 92,925 87,158 -10.6% -6.2% Turkey 58,558 64,821 65,961 12.6% 1.8% South America 52,360 56,489 54,983 5.0% -2.7% Argentina 6,292 11,037 11,098 76.4% 0.6% Chile 1,929 2,079 2,137 10.8% 2.8% Colombia 19,792 18,868 18,788 -5.1% -0.4% Peru 20,483 20,384 19,285 -5.8% -5.4% Others 3,865 4,122 3,676 -4.9% -10.8% Rest of business 37,536 44,407 36,814 -1.9% -17.1% Corporate Center 14,096 15,164 29,217 107.3% 92.7% BBVA Group 380,044 394,468 395,352 4.0% 0.2% Risk-weighted assets by business area

1Q25 Earnings 46 Book Value of the main subsidiaries

1Q25 Earnings 47 18.8 € BN; MAR-25 Mexico Turkey Argentina 7.4 Colombia 2.0 1.6 Peru 1.5 Chile 0.3 Venezuela 0.3 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value (2) Turkey includes Garanti BBVA subsidiaries Book Value of the main subsidiaries1,2 ” (%) QoQ -6.6% +1.1% -1.4% -7.5% -2.9% +2.4% +6.2% 0.1 +0.8% Uruguay

1Q25 Earnings 48 TBV per share & dividends evolution

1Q25 Earnings 49 TBV PER SHARE & DIVIDENDS (€ PER SHARE(1)) (1) Total number of shares considered: 5,751m as of March ‘25, 5,757m as of December’24, 5,752m as of September-24 and June-24, and 5,751m as of March-24. (2) Gross dividend per share paid in April 2025 of 0.41 € and in October 2024 of 0.29 €. TBV Dividends Shareholders’ returns: TBV per share & dividends evolution (2) (2) +14% (2) 8.62 8.84 9.08 9.53 9.84 0.29 0.70 8.79 9.24 9.14 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25

1Q25 Earnings 50 MREL 11

1Q25 Earnings 51 Sound MREL position 2 POSITION AS OF MAR-25 (% RWA1) SUBORDINATION REQUIREMENT + CBR Note: Preliminary Data. (1) Position as of March 2025 as % LRE: MREL 12.51% (vs 8.48% Requirement); Subordination 10.43% (vs 5.78% Requirement). (2) Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.65%, without prejudice to any other buffer that may apply at any time. Last MREL Requirement was received on March 27th, 2024. M-MDA buffer stands at 403bps (€21.2bn) in LRE. (3) Includes the update of the CCyB and the systemic risk buffer calculated on the basis of exposures as of Dec’24. MREL REQUIREMENT + CBR 2 26.44% MREL 22.79% CBR: 3.65% 33.20% M-MDA Buffer 677 bps (13.4€bn) Subordination Buffer 1.055 bps (20.9€bn) 17.15% 3 3 27.70% Subordination 13.50% CBR: 3.65% >80% of MREL eligible with subordination > or = to SNP Total requirement eligible instruments

1Q25 Earnings 52 Digital metrics 12

1Q25 Earnings 53 Digital metrics mobile customers & digital sales 71.3% 73.6% 76.0% CUSTOMER PENETRATION RATE1 MOBILE CUSTOMERS (MILLION CUSTOMERS, %) +22% DIGITAL SALES—UNITS % OF TOTAL SALES YTD, # OF TRANSACTIONS) DIGITAL SALES—PRV2 % OF TOTAL SALES YTD, PRV) (1) Mobile over active customers. (2) Product Relative Value as a proxy of lifetime economic representation of units sold. 48.6 54.3 59.3 Mar23 Mar-24 Mar-25 77.0 78.3 78.6 61.4 60.2 59.0

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 29, 2025
By: /s/ MªÁngeles Peláez Morón

Name: MªÁngeles Peláez Morón
Title: Head of Accounting & Regulatory Reporting